ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

12th July, 2002

The [illegible]
The [illegible] Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051



Dear Sirs,

**Sub : Distribution of Shareholding as on Quarter ended 30th June, 2002**

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding for the quarter ended 30th June, 2002 in the prescribed format.

As required, the above information is also being posted on the Company's website, *www.itcportal.com.*

Yours faithfully,
ITC Limited

( R. K. Singhi )
Deputy Secretary

Encl. as above

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Distribution of Shareholding as on quarter ended 30th June, 2002

| | Category | No. of Shares held | Percentage of shareholding |
|---|---|---|---|
| A. | **Promoter's Holding** | | |
| 1. | Promoters<br>- Indian Promoters<br>- Foreign Promoters | <br>Nil<br>Nil | <br>Nil<br>Nil |
| 2. | Persons acting in Concert | Nil | Nil |
| | **Sub-Total** | **Nil** | **Nil** |
| **B.** | **Non-Promoter's Holding** | | |
| 3. | **Institutional Investors** | | |
| a. | Mutual Funds and UTI | 3,27,51,720 | 13.23 |
| b. | Banks, Financial Institutions, Insurance Companies (Central / State Gov. Institutions / Non-Government Institutions) | 5,77,59,001 | 23.34 |
| c. | Foreign Institutional Investors | 2,60,93,927 | 10.54 |
| | **Sub-Total** | **11,66,04,648** | **47.11** |
| 4. | **Others** | | |
| a. | Private Corporate Bodies | 21,50,363 | 0.87 |
| b. | Indian Public | 3,57,56,893 | 14.45 |
| c. | NRIs / OCBs | 17,36,411 | 0.70 |
| d. | Foreign Companies | 8,04,35,870 | 32.50 |
| e. | Foreign Nationals | 17,290 | 0.01 |
| f. | Depository for shares underlying GDRs | 1,06,75,350 | 4.31 |
| g. | Stock Exchanges | 165 | 0.00 |
| h. | Clearing Member Accounts | 1,34,896 | 0.05 |
| | **Sub-Total** | **13,09,07,238** | **52.89** |
| | **GRAND TOTAL** | **24,75,11,886** | **100.00** |

NOTE 1 : Details of shareholders holding more than 1 percent of the shares of the Company is annexed.

NOTE 2 : Total Foreign Shareholding (including underlying shares issued against GDRs)

| No. of shares held | Percentage of shareholding |
|---|---|
| 11,89,58,848 | 48.06 % |

NOTE 3 : Categories under 'Others' have been re-grouped appropriately.

ITC Limited, 37 J. L. Nehru Road, Kolkata

# ITC Limited

## LIST OF SHAREHOLDERS HOLDING MORE THAN ONE PERCENT OF SHARES OF THE COMPANY AS ON QUARTER ENDED 30TH JUNE, 2002

| SL. NO. | NAME | NO. OF SHARES HELD | PERCENTAGE OF SHAREHOLDING |
|---|---|---|---|
| | INSTITUTIONAL INVESTORS | | |
| 1 | LIFE INSURANCE CORPORATION OF INDIA | 2,94,16,401 | 11.88 |
| 2 | UNIT TRUST OF INDIA | 2,93,84,118 | 11.87 |
| 3 | THE NEW INDIA ASSURANCE COMPANY LIMITED | 74,46,526 | 3.01 |
| 4 | THE ORIENTAL INSURANCE COMPANY LIMITED | 61,07,482 | 2.47 |
| 5 | GENERAL INSURANCE CORPORATION OF INDIA | 58,34,199 | 2.35 |
| 6 | NATIONAL INSURANCE COMPANY LIMITED | 50,02,494 | 2.02 |
| 7 | UNITED INDIA INSURANCE COMPANY LIMITED | 28,66,039 | 1.16 |
| | OTHERS | | |
| 8 | TOBACCO MANUFACTURERS INDIA LIMITED | 6,61,85,496 | 26.74 |
| 9 | MYDDLETON INVESTMENT CO.LTD. | 1,08,06,932 | 4.37 |
| 10 | CITIBANK N.A. NEW YORK, NY ADR DEPARTMENT (GDR) | 1,06,75,350 | 4.31 |
| 11 | ROTHMANS INTERNATIONAL ENTERPRISES LIMITED | 34,43,442 | 1.39 |

02 JUL 17 AM 12: 01

ITC Limited

*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

12th July, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

**Compliance with Corporate Governance requirements under Clause 49 of the Listing Agreement**

As required under the Listing Agreement, enclosed please find the Compliance Report for the quarter ended 30th June, 2002.

Yours faithfully,
ITC Limited

( R. K. Singhi )
Deputy Secretary

Encl. as above

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

# ITC Limited

## Corporate Governance - for the Quarter ended 30th June, 2002

| Particulars | Clause of Listing Agreement | Compliance status (Yes/No/ Remarks) |
|---|---|---|
| (1) | (2) | (3) |
| Board of Directors | 49 I A. | Yes |
| | 49 I B. | Yes; There were no transactions requiring such disclosure during the financial year ended 31st March, 2002. Any such disclosure, if required, will be made in the Annual Report 2003. |
| | | |
| Audit Committee | 49 II | Yes |
| | | |
| Remuneration of Directors | 49 III A. | Yes |
| | 49 III B. | Yes; such disclosure has been made in the Annual Report 2002. |
| | | |
| Board Procedures | 49 IV A. | Yes |
| | 49 IV B. | Yes |
| | | |
| Management | 49 V A. | Yes |
| | 49 V B. | Yes |
| | | |
| Shareholders | 49 VI A. | Yes; the Annual Report 2002 includes the required information on all the Directors of the Company, including those being appointed / re-appointed. |
| Shareholders/Investors Grievance Committee | 49 VI B. | Yes |
| | 49 VI C. | Yes |
| | 49 VI D. | Yes |
| | | |
| Report on Corporate Governance | 49 VII | Yes; the Annual Report 2002 includes a separate section on Corporate Governance, including a certificate from the Auditors of the Company confirming compliance of conditions of Corporate Governance under Clause 49 of the Listing Agreement with Stock Exchanges. |

ITC Limited
37 J. L. Nehru Road, KOLKATA-71

02 JUL 17 AM 12:01

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

12th July, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that a Meeting of the Board of Directors of the Company has been convened on Friday, 26th July, 2002, inter alia, to consider and take on record the unaudited financial results (provisional) of the Company for the quarter ended 30th June, 2002.

Yours faithfully,
ITC Limited

( R. K. Singhi )
Deputy Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.